UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

FOSTER WHEELER AG

(Exact Name of Registrant as Specified in Its Charter)

Switzerland (State or other jurisdiction of incorporation or organization)	001-31305 (Commission File Number)	98-0607469 (IRS Employer Identification No.)

Shinfield Park, Reading, Berkshire RG2 9FW, United Kingdom (Address of Principal Executive Offices)	RG2 9FW (Zip Code)

Michelle K. Davies

Foster Wheeler AG

Executive Vice President, General Counsel and Corporate Secretary

+44 118 913 1234

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In order to comply with Section 13(p) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related regulations (collectively, the “Conflict Minerals Rule”), Foster Wheeler AG began in 2013 to conduct a review of products that it manufactures or contracts to manufacture to ascertain if such products contain conflict minerals that are necessary to the functionality or production of such products. Except as the context otherwise requires, the terms “Foster Wheeler”, “the Company”, “we”, “us” and “our,” as used herein refer to Foster Wheeler AG and its direct and indirect subsidiaries. As defined in Form SD issued under the Exchange Act, Conflict Minerals currently consist of:

•	columbite-tantalite (coltan) (including its derivative tantalum);
•	cassiterite (including its derivative tin);
•	wolframite (including its derivative tungsten); and
•	gold.

During this review, we ascertained that certain of our products contain or may contain Conflict Minerals necessary to the functionality or production of those products.

Our Conflict Minerals Compliance Program

In 2013, we established a project team to lead our Conflict Minerals compliance program. This team, comprised of individuals from our legal and compliance departments, provided Conflict Mineral Rule training internally to our management and engineering teams to educate them on the rule. The project team worked with our procurement, engineering and materials experts to conduct extensive reviews of our standard purchasing requisition codes to identify materials we purchase which contain or may contain Conflict Minerals which are used either to manufacture products in our own fabrication facilities, or which are used in products for which we contract the manufacturing of (and in the latter case we identified those materials for which we possess a degree of influence over the material specifications and manufacturing process). After identifying such materials, which we refer to as “in scope materials”, our purchasing group identified all Foster Wheeler suppliers of such in scope materials. We then conducted a reasonable country of origin inquiry, described below.

Our Reasonable Country of Origin Inquiry

Our reasonable country of origin inquiry consisted of the following steps:

1.       The project team created a conflict minerals supplier database for conflict mineral disclosure tracking purposes and suppliers of in scope materials were entered into such database.

2.       Our purchasing group contacted our suppliers of in scope materials to inform them about the Conflict Minerals Rule, and to ask each supplier to complete a standard conflict minerals reporting survey. The conflict minerals reporting survey requires suppliers to identify if the materials which may contain Conflict Minerals originate from the Democratic Republic of the Congo, Zambia, Angola, Republic of the Congo, Central African Republic, South Sudan, Uganda, Rwanda, Burundi or Tanzania (the “Covered Countries”) or come from a recycler or scrap supplier. For materials that originate from the Covered Countries, suppliers must identify the smelter or refiner that such supplier and/or its suppliers use to supply Foster Wheeler with such materials. To the extent necessary, suppliers were required to ask their suppliers of materials which may contain Conflict Minerals to complete a conflict minerals reporting survey, and so forth along the supply chain until the smelters or refiners of any Conflict Minerals had been identified. In addition, suppliers of in scope materials were asked to certify to us that statements of the supplier in the conflict minerals reporting survey were true, complete and accurate in all respects.

3.       Our project team collected the supplier surveys and certifications and reviewed them to identify any warning signs including incomplete or inconsistent reporting which required follow-up with the supplier.

4.       We recorded the supplier survey responses and certifications in our conflict minerals supplier database and analyzed the results.

Results of Our Reasonable Country of Origin Inquiry and Determination

From the 63 surveys we sent to our suppliers, to date we have received 50 responses which are detailed below:

Response	Number of Responses
Materials supplied to Foster Wheeler in 2013 did not contain Conflict Minerals	24
Materials supplied to Foster Wheeler in 2013 contained Conflict Minerals which originated from the Covered Countries	0
Materials supplied to Foster Wheeler in 2013 contained Conflict Minerals which originated from outside the Covered Countries or from recycled or scrap suppliers	19
Supplier is continuing to conduct due diligence of their supply chain for materials containing Conflict Minerals but supplier has no reason to believe the materials supplied to Foster Wheeler in 2013 contained Conflict Minerals which originated from the Covered Countries	7

Based on these results, we have determined that the in scope materials and therefore our products containing those materials for the 2013 reporting period were all within one of the following three categories:

(i)	the necessary Conflict Minerals in our products did not originate in the Covered Countries;
(ii)	the necessary Conflict Minerals in our products came from scrap or recycled sources; or
(iii)	we have no reason to believe that the necessary Conflict Minerals in our products may have originated in the Covered Countries or may not have come from recycled or scrap sources.

We have therefore concluded that we are not required to conduct further due diligence on the supply chain or submit a Conflict Minerals Report with this disclosure.

Ongoing Activities

We will continue to work closely with our suppliers to obtain responses from the suppliers who have not yet returned a completed survey or are still performing due diligence of their supply chain. We plan to update the conflict minerals supplier database on an ongoing basis to capture any new in scope materials and suppliers. We intend to obtain annual updates and re-certifications from the suppliers who responded to the surveys we have distributed to date.

Item 1.02 Exhibit

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

Not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FOSTER WHEELER AG

DATE: May 29, 2014	By:	/s/ J. Kent Masters
J. Kent Masters President and Chief Executive Officer